                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            LIFECORE BIOMEDICAL, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    532187107
                                    ---------
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                               25 DeForest Avenue
                                Summit, NJ 07901
                                 (908) 277-3737
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 29, 2000
                                -----------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 532187107                                            Page 2 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Vertical Fund Associates, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------
NUMBER OF          7  SOLE VOTING POWER

SHARES                   656,500
                   -------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER

OWNED BY           -------------------------------------------------------------
                   9 SOLE DISPOSITIVE POWER
EACH
                         656,500
REPORTING          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         656,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                        PN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO.  532187107                                           Page 3 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Vertical Life Sciences, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------
NUMBER OF          7  SOLE VOTING POWER

SHARES                   393,000
                   -------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER

OWNED BY           -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
EACH
                         393,000
REPORTING          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        393,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                        PN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO.  532187107                                           Page 4 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Stephen D. Baksa
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                        PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.
--------------------------------------------------------------------------------
NUMBER OF          7  SOLE VOTING POWER

SHARES                   124,000
                   -------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER

OWNED BY                 1,049,500
                   -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
EACH
                         393,000
REPORTING          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
PERSON WITH
                         1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,173,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                        IN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO.  532187107                                           Page 5 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Jack W. Lasersohn
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                        PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.
--------------------------------------------------------------------------------
NUMBER OF          7  SOLE VOTING POWER

SHARES                   33,700
                   -------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER

OWNED BY                 1,049,500
                   -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
EACH
                         33,700
REPORTING          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
PERSON WITH
                         1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,083,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                        IN
================================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO.  532187107                                           Page 6 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                John E. Runnells
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                        PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      / /
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.
--------------------------------------------------------------------------------
NUMBER OF          7  SOLE VOTING POWER

SHARES                   1,800
                   -------------------------------------------------------------
BENEFICIALLY       8  SHARED VOTING POWER

OWNED BY                 1,049,500
                   -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
EACH
                         1,800
REPORTING          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
PERSON WITH
                         1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,051,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                        IN
================================================================================

                                                               Page 7 of 9 Pages

            This Amendment No. 4 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the "Issuer") is filed jointly by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells") (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend Items 2, 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

            ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement is filed jointly by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells"). (The Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons.") Each of the Partnerships is a Delaware limited partnership whose business address is 25 DeForest Avenue, Summit, New Jersey 07901. The sole general partner of each of the Partnerships is The Vertical Group, L.P. ("Group"), a Delaware limited partnership whose business address is 25 DeForest Avenue, Summit, New Jersey 07901. The general partners of Group are Baksa, Richard B. Emmitt, Yue-The Jang, Lasersohn and Runnells (collectively, the "Individuals"), each of whom is a United States citizen and has a business address of 25 DeForest Avenue, Summit, New Jersey 07901. Each of the Partnerships, Group and the Individuals is engaged principally in the business of securities investment. During the past five years, neither of the Partnerships nor Group nor any of the Individuals has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of December 29, 2000, Associates owned 656,500 shares of LCBM Common Stock, which it acquired at an aggregate cost of $5,077,918; Life Sciences owned 393,000 shares of LCBM Common Stock, which it acquired at an aggregate cost of $3,049,013; Baksa owned 124,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $1,093,677; Lasersohn owned 33,700 shares of LCBM Common Stock, which he acquired at an aggregate cost of $375,487; and Runnells owned 1,800 shares of LCBM Common Stock, which he acquired at an aggregate cost of $17,550. All of the 1,209,000 shares of LCBM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by each of the three Individuals was such Individual's personal funds.

            ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) Of the aggregate 1,209,000 Shares beneficially owned by all the Reporting Persons, 656,500 shares (approximately 5.2% of the total outstanding) are directly and beneficially owned by Associates; 393,000 shares (approximately 3.1% of the total outstanding) are directly and beneficially owned by Life

                                                               Page 8 of 9 Pages

Sciences; 124,000 shares (approximately 1.0% of the total outstanding) are directly and beneficially owned by Baksa; 33,700 shares (approximately 0.3% of the total outstanding) are directly and beneficially owned by Lasersohn; and 1,800 shares (less than 0.1% of the total outstanding) are directly and beneficially owned by Runnells. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

            In addition, Group may be deemed to be the beneficial owner of all 1,049,500 Shares (approximately 8.3% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 1,049,500 Shares (approximately 8.3% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

            (c) The chart below lists all transactions in LCBM Common Stock during to past 60 days by any of the persons identified in response to paragraph
(a) of this Item 5, all of which transactions were purchases of LCBM Common Stock effected in the open market:


Person
Effecting               Date of                 Number of     Price per
Transaction             Transaction             Shares        Share
-----------             -----------             ---------     ---------

Associates              December 26, 2000       25,000        $3.75
Associates              December 27, 2000       40,000        $3.76
Associates              December 28, 2000       17,500        $4.03
Associates              December 29, 2000       12,500        $4.44
Life Sciences           December 26, 2000       10,000        $3.75
Life Sciences           December 27, 2000       10,000        $3.76
Life Sciences           December 28, 2000        7,500        $4.03
Life Sciences           December 29, 2000       12,500        $4.44


            (d) and (e) Not applicable.

                                                               Page 9 of 9 Pages

            SIGNATURE.

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 is true, complete and correct.

January 3, 2001                        VERTICAL FUND ASSOCIATES, L.P.
                                       BY:  THE VERTICAL GROUP, L.P.
                                            General Partner



                                       By:  /s/ John E. Runnells
                                           ---------------------
                                             John E. Runnells
                                             General Partner

                                       VERTICAL LIFE SCIENCES, L.P.
                                       BY:  THE VERTICAL GROUP, L.P.
                                            General Partner


                                       By:  /s/ John E. Runnells
                                           ---------------------
                                             John E. Runnells
                                             General Partner



                                       /s/ Stephen D. Baksa
                                       --------------------
                                       Stephen D. Baksa


                                       /s/ Jack W. Lasersohn
                                       ---------------------
                                       Jack W. Lasersohn


                                       /s/ John E. Runnells
                                       --------------------
                                       John E. Runnells